[DESCRIPTION]Results of Annual Stockholder Meeting Voting Held on March
12, 1999

1) Election of a Class I Director - The stockholders of the Fund elected Paul C. Guidone to the Board of Directors to hold office until the Annual Meeting of Stockholders held in 2000.


 For				Abstain
 Paul C. Guidone			6,894,198.950
	67,630.529


2) Election of Class III Directors - The stockholders of the Fund elected Joe O. Rogers, Alan Tremain and Nigel S. Tulloch to the Board of directors to hold office until the Annual Meeting of Stockholders held in 2002.


 For				Abstain
 Joe O. Rogers			6,895,155.134			66,674.345
 Alan Tremain			6,894,589.904			67,239.575
 Nigel S. Tulloch			6,895,042.726
	66,786.753


3)  Ratification or Rejection of Independent Certified Public Accountants
- The stockholders of the Fund ratified the selection of KPMG Peat Marwick LLP as independent auditors of the Fund for the fiscal year ending October 31, 1999.


		For			Against				Abstain
		6,789,515.001		20,635.557			151,678.921